   As filed with the Securities and Exchange Commission on December 29, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

     (Pursuant To Section 13(e)(1) Of The Securities Exchange Act of 1934)

                          FIRST MERCHANTS CORPORATION
                                (Name of Issuer)

                          FIRST MERCHANTS CORPORATION
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   320817109
                     (CUSIP Number of Class of Securities)

                                 Michael L. Cox
                     Chief Executive Officer and President
                          First Merchants Corporation
                            200 East Jackson Street
                             Muncie, Indiana 47305
                                 (765) 747-1500

                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)

                                   Copies to:

                            David R. Prechtel, Esq.
                        Bingham Summers Welsh & Spilman
                               2700 Market Tower
                             10 West Market Street
                          Indianapolis, Indiana 46204
                                 (317) 635-8900



                               November 19, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
             Transaction
              Valuation                          Amount of Filing Fee
--------------------------------------------------------------------------------
           $33,600,000 (1)                            $6,720 (2)
--------------------------------------------------------------------------------

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,200,000 shares of common stock of First Merchants Corporation at $28.00 per share.
(2) The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $6,720    Filing Party: First Merchants Corporation
     Form or Registration No.: Schedule 13E-4      Date Filed: November 19, 1999

     This Amendment No. 1 to Schedule 13E-4 Issuer Tender Offer Statement amends the Issuer Tender Offer Statement on Schedule 13E-4, dated November 19, 1999 (the "Statement"), filed by First Merchants Corporation (the "Company"), an Indiana corporation, relating to the Company's offer to purchase up to 1,200,000 shares (or such lesser number of shares as were properly tendered) of the Company's common stock, no par value (the "Shares"), at a price of $28.00 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (9)(a)(1) and (9)(a)(2), respectively to the Statement.

Item 1. Security and Issuer.

     The Offer expired on Friday, December 17, 1999, at 5:00 p.m., Eastern Time. Pursuant to the Offer, a total of 1,130,669 Shares were tendered and accepted. The Company will purchase all 1,130,669 Shares at a price of $28.00 per Share.

Item 8. Additional Information.

     On December 20, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto under Item 9 as Exhibit 9(a)(10) and incorporated herein by reference. On December 27, 1999, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto under Item 9 as Exhibit 9(a)(11) and incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

     Item 9 is hereby amended to include the following additional exhibits:

     (a)(10) Text of Press Release issued by the Company, dated December 20,
     1999.

     (a)(11) Text of Press Release issued by the Company, dated December 27,
     1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: December 29, 1999               FIRST MERCHANTS CORPORATION



                                      By: /s/ Michael L. Cox
                                          -------------------------------------
                                          Michael L. Cox
                                          Chief Executive Officer and President

                               Index to Exhibits


     (a)(10) Text of Press Release issued by the Company, dated December 20,
1999.

     (a)(11) Text of Press Release issued by the Company, dated December 27,
1999.